March 30, 2023

VIA E-mail

Andrew Davalla, Esq.
Thompson Hine
41 South High Street, Suite 1700
Columbus, Ohio 43215-6101

         Re: Mason Capital Fund Trust
             File Nos. 333-270294, 811-23853

Dear Mr. Davalla:

          On March 6, 2023, you filed a registration statement on Form N-1A on behalf of the
Mason Capital Fund Trust (the    Fund   ). We have reviewed the registration
statement and have
provided our comments below. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

PROSPECTUS

1. Please paginate the prospectus.

2. Please include a table of contents meeting the requirements of rule 481(c) under the Securities
Act of 1933 (the    Securities Act   ). Also, confirm the table of contents
will immediately follow
the cover page in any prospectus delivered electronically. Id.

Investment Objectives/Goals

3. Please delete the phrase    general approach    as it suggests the Fund   s
description of its
investment objective is incomplete and revise the text to disclose in plain
English,    the Fund   s
investment objectives or goals.    See Item 2 of Form N-1A. See also the SEC
s plain English
requirements of Rule 421 under Regulation C under the Securities Act and IM Guidance
Regarding Mutual Fund Enhanced Disclosure, IM Guidance Update (2014-08) (June
2014)
(   IM Guidance Update (2014-08)   ).
 Andrew Davalla, Esq.
Mason Capital Fund Trust
Page 2

Fees and Expenses

4. Please revise the Shareholder Fees section to conform to the language of
Item 3 of Form N-
1A (e.g., revise    Sales Charge (Load) Imposed on Purchases    to    Maximum
Sales Charge
(Load) Imposed on Purchases (as a percentage of offering price)).

5. While the Annual Fund Operating Expenses heading is marked with an asterisk, there is neither a footnote nor other explanatory text correlating to the asterisk. Please clarify accordingly.

6. Since the Fund is a new fund, please add a footnote to the fee table
indicating    Other
Expenses    are based on estimated amounts for the current fiscal year. See
Instruction 6(a) to
Item 3 of Form N-1A.

7. Please clarify supplementally to the staff why the "Other Expenses" caption states "None."
We note that while the Statement of Additional Information (   SAI   ),
starting on page 28,
describes an advisory    unitary fee arrangement,    the prospectus is silent
regarding any such
arrangement. Please note a fund   s Item 10 disclosure should describe in
detail any    unitary fee
arrangement    (e.g., specify the terms of any compensation the advisor will receive under the
arrangement, as well as each expense the advisor will not pay under the arrangement). Please revise the prospectus accordingly.

       a. For the excluded expenses under the unitary fee arrangement, the SAI provides an incomplete list of such expenses (i.e., the text states the advisor pays all operating expenses of the Fund, except for certain expenses, including but not limited to,
               interest expenses   ). Please revise the disclosure in Item 10
to indicate each such
               excluded expense the advisor will not pay and make correlated revisions in any related text.

               i. If any excluded expense is one that that should be reflected in the fee table (e.g., acquired fund fees and expenses), advise the staff supplementally of any such expense and confirm that any such expense is included in the fee table.

Principal Investment Strategies

8. Please briefly explain in plain English, the "investment strategy [of a] long-only, long-term approach" as stated in the first sentence of the first paragraph. We note the
Item 4 risks section
has a Holding Period Risk paragraph stating in part, "[i]t is the intention of the Fund to hold a position in securities selected for the portfolio by the Advisor for multiple years." Is this part of
the Fund   s "long-only, long-term approach"? Please clarify and harmonize the
Item 4 sections
accordingly.

9. The prospectus is silent about the securities the Fund will use as principal investments beyond disclosing in the Item 4 summary a: (1) brief reference to equity securities; and (2) a list fixed-income securities that is generalized. Please revise the prospectus to specify each type of equity
 Andrew Davalla, Esq.
Mason Capital Fund Trust
Page 3

security (e.g., common stock and American Depositary Receipts) and fixed-income security
(e.g., mortgage-backed securities) in which the Fund will invest principally along with all attendant principal risks. See Items 4 and 9 of Form N-1A. The Fund may add this detailed information to Item 9.

10. In the first paragraph, the second sentence states,    equity investments
may be made . . . [in]
any . . . geographical location including foreign and emerging market
countries.    (Emphasis
added.) Please also specify in Item 4 the issuers of the fixed-income securities in which the Fund
will invest principally. We note Item 9 states the    Fund expects to invest in
both U.S. and non-
U.S. based companies.    Please clarify and harmonize the Item 4 and Item 9
sections accordingly
and for purposes of plain English, use correlating terms and phrases. For example, if the Fund
will use the term    Non-U.S. based company,    it must define that term and
give the source of the
definition.

11. The second sentence indicates the Fund will invest in    foreign . . .
countries.    Please
disclose the specific criteria the Fund will use to determine investments are foreign investments
(i.e., investments economically tied to a country or countries outside of the United States). The
Fund may add this detailed information to Item 9.

12. If the Fund will invest principally in unrated fixed income instruments, please state so in
Item 4 and indicate how such instruments    credit quality will be assessed
(e.g., fixed income
securities of comparable quality as determined by the advisor). See Items 4 and 9.

13. While the SAI defines duration, the prospectus provides no such definition. As duration is
part of the Fund   s principal investment strategies, please define this term in the prospectus and
include a related brief example (e.g., duration is a measure of the price sensitivity of a debt security or portfolio of debt securities to relative changes in interest rates. For instance, a
duration of    three    means that a security   s price would be expected to
decrease by approximately
3% with a 1% increase in interest rates). The Fund may add this detailed information to Item 9.

14. The penultimate sentence of the first paragraph states the Fund may invest in "cash and cash-equivalent positions." Please: (1) specify these "cash-equivalent positions" along with any attendant risks (the Fund may add this detailed disclosure to Item 9); and (2) summarize in Item
4 how the Fund will achieve its investment objective of    income with growth
 by investing in
"cash and cash-equivalent positions." See Items 4(a) and 9(b) of Form N-1A.

15. In the first paragraph, the penultimate sentence states,    [i]nvestments
in any one portfolio
holding will be limited to 5% of the Fund   s assets . . . measured at the time
of purchase.    Does
the Fund have a policy to address when any such holding exceeds 5% of the Fund
 s assets? For
example, based on the disclosure, beyond this    at the time of purchase
policy,    it appears the
Fund has no policy restricting the amount of portfolio holdings the Fund may invest in a particular type of investments (e.g., at any given time, the Fund could be invested up to 50% or more in junk bonds). Please clarify the disclosure with an eye toward the avoidance of misleading disclosure.
 Andrew Davalla, Esq.
Mason Capital Fund Trust
Page 4

       a. If the Fund may invest significantly in below investment grade bonds, including junk bonds, state so in plain English and disclose the maximum percentage for such investments.

16. In the first paragraph, the last sentence states,    [u]nder normal market
conditions, the Fund
is expected to invest approximately 50%-100% of its net assets in equity securities and up to
50% of its net assets in fixed-income securities. (Emphasis added.) Please revise this disclosure
to conform to the language of Form N-1A (i.e., change    is expected    to
intends   ). See Items
4(a) and 9(b) of Form N-1A.

Principal Risks of Investing in the Fund

17. Please re-order the principal risks to prioritize those risks that are most likely to adversely
affect each Fund   s net asset value, yield and total return. See ADI 2019-08 -
Improving Principal
Risks Disclosure. See also, Dalia Blass, Division Director, Division of Investment Management, remarks at the Keynote Address - ICI Securities Law Developments Conference on Oct. 25,
2018.

18. The Item 4 risks section is silent about the risks of certain principal investments (e.g., equity securities, fixed income securities risk, and government securities). As a fund
  s principal risks
and principal investment strategies should correlate, please revise the Fund
s Item 4 sections
accordingly. See Items 4 and 9 of Form N-1A (as noted above, the Fund may add more detailed
disclosure about the Fund   s strategies and risks to Item 9).

a. With respect to the principal risks arising from investing in fixed income securities, given
       the current inflationary environment and the Federal Reserve   s
response to it, please
       summarize in the Item 4 risks section the effects that inflation and interest rate increases
       may have on the Fund   s investments and strategies.

       ETF Structure Risk

19. Under this ETF Structure Risk, please add an International Securities Risk sub-heading or
otherwise disclose that where all or a portion of the Fund   s underlying
securities trade in a
market that is closed when the market in which the Fund   s shares are listed
and trading in that
market is open, there may be changes between the last quote from its closed foreign market and
the value of such security during the Fund   s domestic trading day. In
addition, please disclose
that this in turn could lead to differences between the market price of the
Fund   s shares and the
underlying value of those shares.

               Trading Issues

20. While the current disclosure does not include a separate Authorized Participant-Related
Risks paragraph, certain disclosures under this Trading Issues paragraph suggest such a risk is applicable to the Fund (e.g., it appears securities underlying the Fund are traded outside of a collateralized settlement system). As applicable, please add an Authorized Participant-Related
Risk paragraph and disclose therein that:
 Andrew Davalla, Esq.
Mason Capital Fund Trust
Page 5


       a. there are a limited number of financial institutions that may act as authorized participants that post collateral for certain trades on an agency basis (i.e., on behalf of other market participants). Please also disclose that, to the extent that those authorized participants exit the business or are unable to process creation and/or redemption orders and no other authorized participant is able to step forward to do so, there may be a significantly diminished trading market for the
               Fund   s shares. Also, please note that this could in turn lead
to differences
               between the market price of the Fund   s shares and the
underlying value of those
               shares.

               Liquidity Risk

21. Please expand the last sentence to explain the adverse effect on the
liquidity of the Fund   s
shares may, in turn, lead to wider bid/ask spreads.

               Cash Transaction Risk

22. With respect to the costs this paragraph describes the Fund may incur, please disclose that
these costs could decrease the Fund   s net asset value to the extent the costs
are not offset by a
transaction fee payable by an authorized participant.

Annual Total Returns

23. To correlate to the language of Item 4 of Form N-1A and for purposes of plain English,
please revise this heading from    Annual Total Returns    to "Performance
Information." Also,
add the narrative disclosure required by Item 4(b)(2)(i). For example, disclose the: (1)
information will show changes in the Fund   s performance from year to year and
show how the
Fund   s average annual returns compare with those of a broad measure of market performance;
and (2) Fund   s past performance is not necessarily an indication of how the
Fund will perform in
the future. Also, if applicable, disclose that updated performance information will be available and provide a website address and/or toll-free (or collect) telephone number where the updated information may be obtained. Id.

24. Supplementally, please tell the staff the appropriate broad-based securities market index the
Fund intends to use in its average annual total return table. Please see Tailored Shareholder
Reports for Mutual Funds and Exchange-Traded Funds; Fee Information in Investment Company
Advertisements, Investment Company Act Release No. 34731 (October 2022) [87 FR 72758
(Nov. 25, 2022)].

Investment Advisor

25. Immediately before this    Investment Advisor    heading, please add a
Management
heading. See Item 5 of Form N-1A.
 Andrew Davalla, Esq.
Mason Capital Fund Trust
Page 6

Purchase and Sale of Fund Shares

26. In the second paragraph, please revise the last sentence to include the disclosure required by
Item 6(c)(2) of Form N-1A (i.e., the disclosure should also mention    premium
  and    discount   ).

27. Please revise this section to include the information required by Item 6(c)(3) of Form N-1A.

28. Please explain to the staff whether the Fund will combine the information required by Item 6(c)(4) of Form N-1A into the information required by Item 1(b)(1), as permitted by
Instruction 4 of Item 6 of Form N-1A.

Additional Information About Principal Investment Strategies and Related Risks

29. The disclosure about the principal investment strategies responsive to both Items 4(a) and
9(b) of Form N-1A substantially repeats and is nearly identical (e.g., the respective Foreign
Securities Risk sections). Please note Item 9 of Form N-1A requires a more comprehensive discussion of both the principal strategies and principal risks that affect a
fund   s portfolio than
the summary discussion required in response to Item 4. Please see the IM Guidance Update
(2014-08), which sets forth the staff's observations about this issue. Please
review the Fund   s
Item 9 principal strategy disclosure and revise, where appropriate, to include detail.

Implementation of Investment Objectives

30. In this Item 9 section, the first paragraph indicates the Fund will    only
invest    in publicly
traded securities. The Item 4 summary section, however, indicates the Fund will primarily
invest    in such securities. Please reconcile these disclosures and harmonize the text in plain
English.

Management of the Fund

31. Immediately after this "Management of the Fund" heading, please add a sub-heading titled
   Investment Advisor." See Item 10 of Form N-1A.

32. If the Fund's advisor has never managed a registered investment company (
RIC   ),
including any exchange-traded fund, please add attendant risk disclosure in the
Item 4 risk
section explaining the advisor   s inexperience. See Items 4 (b)(1)(i) and 9(c)
of Form N-1A.
Also, explain in this Item 10 section the advisor's experience with respect to managing RICs.
See Item 10 of Form N-1A.

       a.      In the second sentence, with respect to the phrase    private
mutual funds    to avoid
               confusion with a RIC and with an eye toward the avoidance of misleading
               disclosure, please delete the term    mutual    from that
phrase.

       b. We note the disclosure indicating "Mason Capital Partners will be responsible for selecting the securities to be held by the Fund and will use the same investment strategy it has used for [ ] years in managing similar accounts." Please clarify in
 Andrew Davalla, Esq.
Mason Capital Fund Trust
Page 7

               the disclosure the nature of these    similar accounts    (e.g.,
indicate, if
               accurate, that these are private/unregistered accounts).

33. The last sentence of the second paragraph states, "[a] discussion regarding the basis for the
Board [of Trustee   s (the    Board   )] approval of the Investment Advisory
Agreement will be
available in the Fund   s next annual or semi-annual shareholder report." As
the Fund is new,
please revise this text for accuracy (i.e., state that such a discussion will be available in the
Fund's    first    as opposed to    next    annual or semi-annual shareholder
report). Also, pursuant to
Item 10(a)(1)(iii), state the period, as applicable, that any such report will cover.

Portfolio Managers

34. In this last paragraph of this section, please revise the last sentence from "jointly responsible" to "jointly and primarily responsible." See Item 10(a)(2) of Form N-1A. We note the Fund includes such text in Item 5 on page 8. Please harmonize.

Related Performance Information

35. Please revise the current heading,    Related Performance Information" to a
heading that
clearly identifies the source of the performance and in doing so, please do not use a heading that suggests or implies the performance is that of the Fund (e.g., "Prior Related Performance
Information of the Advisor" or "Advisor's Prior Performance").

36. Please explain supplementally to the staff which no-action letter the registrant is relying on to present the prior performance disclosure.

37. Please note the performance information disclosure should specify: (1) the performance includes all accounts managed by the advisor with investment objectives, policies and investment strategies that are substantially similar to those of the Fund; and
(2) the nature of the
similar accounts (e.g., separate private accounts). Please revise the disclosure accordingly in plain English. Relatedly, clarify the text in the first paragraph, in the first sentence stating the
"Advisor is responsible for managing separate accounts for clients, some of which have been invested using the same strategies as the Fund (the 'Composite')." (Emphasis added.) Based on this statement, it is unclear if certain accounts were excluded from the
Composite.    If certain
accounts were excluded: (1) disclose that fact in the text; (2) explain supplementally why the accounts were excluded; and (3) represent supplementally why any such exclusion does not materially affect the performance or cause the performance presentation to be misleading.

38. In the second paragraph, please state the calculation methodology for fees/expenses reflected in the two charts. If accurate, state that net returns shown in the charts are net of all actual fees and expenses, including any sales loads relating to the similar accounts (please note, the presentation may exclude custodial fees as long as this exclusion is disclosed). Also, if the actual fees/expenses of the accounts are lower than the Fund's fees/expenses, disclose that the use of the
Fund's expense structure would have lowered the performance results.
 Andrew Davalla, Esq.
Mason Capital Fund Trust
Page 8

39. In presenting information for similar accounts, in addition to net or adjusted performance, a fund may also present gross performance of the accounts in addition to net or adjusted
performance, but in such cases, the accounts    net or adjusted performance
must be more
prominent. Accordingly, please revise the two charts so that the    Net of Fees
Composite
captions appear in the first rows before the    Gross of Fees Composite
captions.
In the second paragraph, in the third sentence, please delete the term "historical" as the Fund is new and therefore, has no "historical performance."

40. We note, the first    Composite    chart   s title is "Composite Average
Annualized Returns."
(Emphasis added.) Please note, a fund's prior performance disclosure must present the average
"annual" total return for the fund   s 1, 5, and 10 years of operation or since
the date of inception if
less than 10 years. In this first chart, please revise the term    Annualized
 to    Annual    and
confirm the information in that chart shows the Fund   s average    Annual
total returns
accordingly.

        a. With respect to the two separate Composite return charts, please update each chart to reflect the most recent calendar year returns.

41. Please confirm that all historical returns shown used the standardized SEC method of calculating returns. If the standardized method was not used, please disclose how the performance was calculated and disclose how the methodology differs from the standardized
SEC method.

42. Please represent supplementally that the Fund has the records necessary to support the calculation of the performance as required by rule 204-2(a) (16) under the Investment Advisers
Act of 1940.

Net Asset Value

43. Please add brief disclosure in this section explaining that the Board retains ultimate
responsibility for the Fund   s valuation process.

Taxes on Distributions

44. In the penultimate paragraph, please explain in plain English the meaning
of    return of
capital    (i.e., a return of a capital is a return to investors of a portion of their original investment
in the Fund) and disclose that return of capital distributions should not be considered the dividend yield or total return of an investment in fund shares and that any capital returned to investors through distributions will be distributed after payment of fund fees and expenses. In
addition, please add disclosure in the Fund   s Item 4 Principal Risks section
that distributions
may include returns of capital and the consequences of this type of distribution.

Back Cover Page

45. In the first paragraph after the    FUNDAMENTALS FIRST ETF    chart, please
revise, if
accurate, text in last sentence from    will also available    to    will also
be available.
 Andrew Davalla, Esq.
Mason Capital Fund Trust
Page 9


STATEMENT OF ADDITIONAL INFORMATION

TYPES OF INVESTMENTS

       Fixed Income Securities (pp. 11-12)

46. Please note that a fund should look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity in order to determine the industry to which the investments should be
allocated when determining the fund   s compliance with its concentration
policies.

       Illiquid and Restricted Securities (pp. 20-21)

47. In defining illiquid investments, please revise the disclosure to conform to the definition of
   illiquid investment    found in Rule 22e-4(a)(8) under the 1940 Act (i.e.,
 an illiquid investment
is any investment that the Fund reasonably expects cannot be sold or disposed of in current market conditions in seven calendar days or less without the sale or disposition significantly
changing the market value of the investment   ).

       Lending Portfolio Securities (p. 21)

48. Disclose: (1) the costs of securities lending do not appear in the Fund   s
fee table; (2) if true,
the Fund bears the entire risk of loss on any reinvested collateral received in connection with
securities lending; (3) the Fund   s Board has a fiduciary obligation to recall
a loan in time to vote
proxies if it has knowledge that a vote concerning a material event regarding the securities will occur; and (4) how any additional income earned on securities lending is divided.

INVESTMENT RESTRICTIONS (pp. 22-23)

49. The registration statement (e.g., on page 1 of the SAI) indicates the Fund is a diversified series of the Trust. Please add a fundamental investment restriction disclosing
the Fund   s
diversification policy. See Section 8(b)(1)(A) of the 1940 Act and Items 4(a), 4(b)(1), and 16 of
Form N-1A. See also Section 13(a)(1) of the 1940 Act.

50. With respect to the fifth enumerated fundamental investment policy, please revise the text
stating,    [i]nvest more than 25% of the market value of its assets . . . or
group of industries    to
   [i]nvest more than 25% of its total assets . . . or group of industries.

51. On page 23, the second paragraph discussing the Fund   s second fundamental
investment
policy states,    If the Fund   s asset coverage falls below 300%, the Fund
will reduce borrowings
within 3 days in order to ensure the Fund has 300% asset coverage.    Section
18(f)(1)of the 1940
Act provides, however, that the required reduction must occur    within three
days thereafter (not
including Sundays and holidays).    Please revise the policy to conform to the
statute.
 Andrew Davalla, Esq.
Mason Capital Fund Trust
Page 10

MANAGEMENT

       Trustee Qualifications (pp. 26-27)

52. Please revise the Management Information charts required by Item 17(a)(1) to include the six (6) headings noted in that Item.

       Board Committees

       Audit Committee (p. 27)

53. In the first paragraph, the penultimate sentence states the "Audit Committee generally will not consider shareholder nominees." (Emphasis added.) Please either delete the term
   generally    or clarify its meaning (any such clarification should disclose the procedures to be
followed by security holders wishing to submit nominee recommendations to the Audit
Committee). See Item 17(b)(2)(iv) of Form N-1A.

54. As the disclosure starting in the second paragraph concerns the compensation the Fund will pay to its trustees and officers, please consider giving that disclosure an appropriate heading to
assist investors in locating it (e.g., a heading titled    Compensation of
Trustees and Officers   ).
See Item 17(c) of Form N-1A.

55. Please specify the    reasonable expenses    of the Trustees that the Fund
will reimburse as
mentioned in the first paragraph on page 28.

INVESTMENT ADVISOR

       Codes of Ethics (P. 29)

56. The disclosure states the    Trust, the Advisor and the Distributor have
each adopted codes of
ethics [and] . . . Under the Codes, the Trustees are permitted to invest in securities that may also
be purchased by the Fund.    (Emphasis added.) Please clarify the accuracy of
this disclosure as
it seems to indicate the Trustees are subject to each respective code of ethics. Also, disclose what restrictions (and under what respective code) for purchasing securities, including securities that may be purchased or held by the Fund, apply to those beyond the Trustees (i.e., the advisor and distributor, as well as the respective personnel of the Fund, the advisor, and the distributor).
Please see Item 17(e) of Form N-1A that requires a statement disclosing whether the codes of
ethics adopted by a fund, the fund   s investment advisor and the fund   s
principal underwriter,
   permit personnel subject to the codes to invest in securities, including securities that may be
purchased or held by the Fund.    See also, rule 17j-1 under the 1940 Act.
 Andrew Davalla, Esq.
Mason Capital Fund Trust
Page 11

PORTFOLIO MANAGERS

       Compensation (P. 32)

57. Please enhance the disclosure to describe the portfolio manager   s
compensation with greater
specificity. For example, disclose the structure of the compensation (e.g., cash and/or stock).
See Instruction 2 to Item 20(b) of Form N-1A. Also, disclose the date as of which the
information about portfolio managers    compensation is provided. For example,
the Fund may
state that    as of the date of the SAI, . . . .    See Item 20(b).

PURCHASE, REDEMPTION AND PRICING OF SHARES

       Acceptance of Purchase Order (P. 39)

58. In the second paragraph, please delete the statement that the Fund reserves
the    absolute
right to reject or revoke acceptance of a purchase order. Also, please delete the following two
listed categories in this paragraph:    (d) acceptance of the Deposit
Securities would have certain
adverse tax consequences to the Fund;    and    (f) the acceptance of the
Portfolio Deposit would
otherwise, in the discretion of the Trust, Fund or the Advisor, have an adverse effect on the
Trust, Fund or the rights of beneficial owners.    The staff recognizes that
the disclosure in
question may be derived from statements related to prior exemptive relief obtained by ETFs.
However, in connection with the recent proposal and adoption of rule 6c-11, the Commission has
stated its belief that    an ETF generally may suspend the issuance of creation
units only for a
limited time and only due to extraordinary circumstances, such as when the markets on which the
ETF   s portfolio holdings are traded are closed for a limited period of time.
  See    Exchange-
Traded Funds,    Release No. 33-10515, at pp.67-68 (June 28, 2018). In adopting the rule, the
Commission further noted that    [i]f a suspension of creations impairs the
arbitrage mechanism, it
could lead to significant deviation between what retail investors pay (or receive) in the secondary
market and the ETF   s approximate NAV. Such a result would run counter to the
basis for relief
from section 22(d) and rule 22c-1 and therefore would be inconsistent with rule
6c-11.    See
   Exchange-Traded Funds,    Release No. 33-10695, at p.59 (Sep. 25, 2019).
While the staff
recognizes that in certain limited circumstances, ETFs may have a sound basis for rejecting individual creation orders, the staff believes that the disclosure in question is sufficiently broad
to run counter to the Commission   s position to the extent the rejection of
orders would
effectively result in the suspension of creations.
 Andrew Davalla, Esq.
Mason Capital Fund Trust
Page 12

Part C: OTHER INFORMATION

Item 28. Exhibits

       Item 28(a)-Agreement and Declaration of Trust of the Registrant-Article
VI-
       Limitations of Liability and Indemnification

               6.1 No Personal Liability of Shareholders, Trustees, etc.

59. With respect to the provision in the second paragraph explaining the exclusive jurisdiction of
   the courts of the State of Massachusetts,    please revise the disclosure to
state that this provision
does not apply to claims arising under the federal securities laws. Please also disclose in an appropriate location in the prospectus the provision and corresponding risks of such provision even as to non-federal securities law claims (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum) and that the provision does not apply to claims arising under the federal securities laws.

60. Please disclose in an appropriate location in the prospectus the exclusive federal forum provision and the corresponding risks (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum and that there is question regarding the enforceability of this provision since the Securities Act and l940 Act permit shareholders to bring claims arising from these Acts in both state and federal courts).

               6.9 Fiduciary Duties

61. We understand that Delaware law permits a fund to eliminate or alter the fiduciary duties of trustees, shareholders or other persons, and replace them with the standards set forth in the
Agreement and Declaration of Trust. Provisions eliminating or altering the fiduciary duties of a
fund   s trustees, officers, member of any advisory board, investment adviser(s), depositor, or
principal underwriter (   fiduciary covered persons   ) are inconsistent with
federal securities laws
and the Commission   s express views on such persons    fiduciary duties.
Please add a provision to
the Agreement and Declaration of Trust, or otherwise modify the Agreement and Declaration of
Trust, to clarify explicitly that notwithstanding anything to the contrary in the Agreement and
Declaration of Trust, nothing in the Agreement and Declaration of Trust modifying, restricting or eliminating the duties or liabilities of trustees, officers or any other person(s) covered by the waiver provision(s) in the Agreement and Declaration of Trust shall apply to, or in any way limit, the duties (including state law fiduciary duties of loyalty and care) or liabilities of such persons with respect to matters arising under the federal securities laws.
 Andrew Davalla, Esq.
Mason Capital Fund Trust
Page 13

       Item 28(c)-Not applicable

62. Under Item 28(c) of Form N-1A, Instruments Defining Rights of Security Holders, the Fund
discloses    Not Applicable.    Please indicate the relevant portion(s) of the
Fund   s Agreement and
Declaration of Trust and/or By-Laws that define the rights of shareholders.

       Item 28(i)-Opinion of Thompson Hine LLP

63. Please confirm that the legality opinion to be filed as exhibit (i) will be consistent with Staff
Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings (October 14, 2011).

SIGNATURES

64. At the time the registration statement was originally filed, Eliot Bruce was the sole initial trustee of the Trust. Please note, pursuant to Section 6(a) of the Securities Act, the registration statement must be signed by the issuer, the principal executive officer(s), the principal financial officer, the comptroller or principal accounting officer, and a majority of the directors or persons performing similar functions. Please make certain the signature page on all pre-effective amendments meets the requirements under Section 6(a) of the Securities Act.

       a. Please be aware any person who occupies more than one of the positions specified in section 6(a) of the Securities Act should make explicit each
               capacity in which they sign the registration statement.

       b. If you intend to rely on a Power of Attorney (or Powers of Attorney) with respect to the signatures of such officers and trustees, please note that a Power of
               Attorney specifically referencing this filing must be filed in this registration statement. See Rule 483 under the Securities Act.

       c. Please note, if the signature of the registrant will be executed pursuant to a power of attorney, you must file as an exhibit to the registration statement certified copies of a resolution of the Board authorizing such signature. See Rule 483(b)
               under the Securities Act.
Closing

       A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of the comments.
Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

       In closing, we remind you that the Trust and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Andrew Davalla, Esq.
Mason Capital Fund Trust
Page 14

       Should you have any questions regarding this letter, please contact me at (202) 551-6352.

                                                   Sincerely,

                                                   /s/ Kimberly A. Browning

                                                   Kimberly A. Browning
                                                   Senior Counsel

cc:    Thankam Varghese, Branch Chief
       Michael Spratt, Assistant Director